[PERFICIENT, INC. LETTERHEAD]

May 17, 2007

Mr. Mark Kronforst
Accounting Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.; Mail Stop 4561
Washington, D.C. 20549

Re: Response to SEC Comment Letter dated April 26, 2007

Dear Mr. Kronforst:

We are writing in response to your letter to Perficient, Inc. (“Perficient,” “we” or the “Company”) dated April 26, 2007. We have considered the Staff’s comments relating to our Form 10-K for the fiscal year ended December 31, 2006 filed March 5, 2007, our Form 10-K/A for the fiscal year ended December 31, 2006 filed March 7, 2007, and our Form 8-K filed February 22, 2007. We have set forth below our responses to each of the comments raised in the letter.

Form 10-K for Fiscal Year Ended December 31, 2006

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Year Ended December 31, 2006 Compared to Year Ended December 31, 2005

Revenues, page 20

Comment

1.
We note that your revenues increased by approximately 23% due to “organic services revenues growth.” Please revise your future filings to qualify these disclosures by explaining that this measure is defined by management and may not be comparable to organic growth measures used by other companies. Separately, explain to us how you determined that this disclosure does not result in the presentation of a non-GAAP measure.

Response

We do not believe that the disclosure of organic services revenue growth is a non-GAAP measure, but rather a method to explain our services revenue growth not attributable to acquisitions. We believe separately identifying the increase in our services revenue due to base business growth is a meaningful and helpful disclosure to analyze our results of operations. Also, it is our belief that while this measure may be defined by the Company in a different way than that used by other companies, this is a common disclosure used to explain fluctuations in financial results. We note that the calculation of this measure as defined by Company management was disclosed in Management’s Discussion and Analysis of Financial Condition and Results of Operations as the following: “The Company calculates organic services revenue growth by measuring the trailing four quarters sequential quarterly services revenue growth for businesses that have been owned for at least two quarters.”

We note your comment and will revise future disclosures accordingly. The Company’s future filings (starting with the Form 10-Q for the three months ended March 31, 2007, filed on May 10, 2007) will include a table that details the source of growth for each component of our revenue (base business or acquisition-related) and the percentage growth attributable to our base business. Additionally, in the discussion describing the reasons for the fluctuations in our financial results, we will provide the dollar amount and percentage increase due to base business growth for each major component of our revenues. See response to comment number 2 for the actual disclosures included in our Form 10-Q for the three months ended March 31, 2007 related to this comment.

Comment

2.
We note that your service revenues increased by approximately 65% in 2006. Your disclosures regarding this increase appear limited to providing the organic growth measure and brief references to acquisitions, increases in demand, and additional projects. Please tell us why you have not provided more robust disclosures that explain how and why the increases in demand and number of projects were achieved. Separately, tell us why you have not provided consistent quantitative disclosure regarding the relative impact of your acquisitions on the various line items.

Response

Our disclosures focused on the growth which occurred primarily through acquisitions and also as a result of growing our base business and the associated revenues from that growth. Our growth in revenues exclusive of acquisitions is tied to a variety of factors, including the overall strength of the markets in which we participate, our ability to expand the nature and scope of engagements with existing clients resulting from our track record of providing quality solutions and client satisfaction, our ability to obtain additional projects from new clients through enhanced marketing efforts and references from existing clients, and our opportunity to offer a broader range of products from acquisitions and to cross sell services between existing and acquired operations. We have enhanced our disclosures related to the drivers of revenue growth beginning with the Form 10-Q for the three months ended March 31, 2007 and will continue to do so in future filings.

Quantitative disclosure regarding the relative impact of our acquisitions on various components of our financial results was not deemed necessary by Company management if it was not a primary reason for the fluctuation in results when comparing them to the prior period. Disclosure was provided in each instance where results attributable to acquired businesses were the primary reason for fluctuations.

In response to both comment 1 and 2, see an excerpt of disclosure from our Form 10-Q for the three months ended March 31, 2007 below:

“Results of Operations

Three months ended March 31, 2007 compared to three months ended March 31, 2006

Revenues. Total revenues increased 69% to $50.0 million for the three months ended March 31, 2007 from $29.6 million for the three months ended March 31, 2006.

	Financial Results			Explanation for Increases Over Prior Year Period
	For the Three Months Ended March 31, 2007	For the Three Months Ended March 31, 2006	Total Increase Over Prior Year Period	Revenue Attributable to Acquired Companies	Revenue Attributable to Base Business	% Increase in Total Revenue Attributable to Base Business	Total Increase Over Prior Year Period
Services Revenues	$43,297	$25,606	$17,691	$12,234	$5,457	21%	$17,691
Software Revenues	4,192	2,682	1,510	227	1,283	48%	1,510
Reimbursable Expenses	2,560	1,356	1,204	644	560	41%	1,204
Total Revenues	$50,049	$29,644	$20,405	$13,105	$7,300	25%	$20,405

Services revenues increased 69% to $43.3 million for the three months ended March 31, 2007 from $25.6 million for the three months ended March 31, 2006. Base business accounted for 31% of the increase in services revenues for the three months ended March 31, 2007 compared to the three months ended March 31, 2006. The remaining 69% increase is attributable to revenues generated from the three companies acquired during 2006 and the one company acquired during first quarter of 2007.

Software revenues increased 56% to $4.2 million for the three months ended March 31, 2007 from $2.7 million for the three months ended March 31, 2006 due mainly to a large software sale to a new client in the first quarter. Base business accounted for 85% of the $1.5 million increase in software revenues for the three months ended March 31, 2007 compared to the three months ended March 31, 2006. The remaining 15% increase in software revenues is attributable to acquired companies. Reimbursable expenses increased 89% to $2.6 million for the three months ended March 31, 2007 from $1.4 million for the three months ended March 31, 2006. We do not realize any profit on reimbursable expenses.”

We supplementally advise that in the future, we will continue to consider whether there are factors or trends impacting the base business which may warrant disclosure.

Comment

3.
We note that you refer to the number of projects as a significant driver of changes in your services revenue. Please tell us whether you use metrics such as this and project size in managing and evaluating your business. In addition, tell us how you considered whether disclosure of such metrics is required as explained in Section III.B.1 of SEC Release No. 33-8350.

Response

The increase in number of projects was one basic way of explaining an increase in our services revenue for the period discussed, but we do not consider the number or size of projects to be a useful financial metric, nor are these measures key measures used by our management in evaluating and managing our business. We do not believe that quantifying these measures would be helpful to investors since they are company specific and these items are not disclosed by other companies in our industry. Since we do not use these factors as key measures in managing our business, we did not consider it material to quantify them to investors, nor do we believe we are required to do so under Section III.B.1. of SEC Release No. 33-8350.

Cost of revenues, page 20

Comment

4.	Please tell us why you did not quantify the increase in total bonus costs recognized in 2006.

Response

We discussed changes in cost of revenues based on the size of the contribution to the variance including acquisitions, additional employees, bonuses and stock compensation. The bonus costs represented only 8% of the total variance compared to incremental headcount associated with acquisitions and additional employees to support organic growth, which accounted for 88% of the variance. We will continue to monitor the materiality of the bonus component for disclosure in future filings and will specifically quantify if it is deemed a material contributor to the variance in cost of revenues.

Consolidated Financial Statements

Notes to the Financial Statements

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page 32

Comment

5.
We note that, in multiple-element arrangements that include software, you evaluate whether you have “objective fair value evidence” for each deliverable in the transaction. We further note that your policy disclosures related to these multiple-element arrangements refer exclusively to EITF 00-21 and SAB 104. Please explain to us how these determinations of fair value comply with the concept of VSOE as described in SOP 97-2.

Response

By way of background, the Company is first and foremost an information technology consulting firm and generates the majority of its revenues by providing consulting services to its customers. The Company also sells third party software and consulting services to its customers or sells third party software to its customers on a stand alone basis. Typically, the Company sells third party software from vendors such as IBM and TIBCO BusinessWorks and their suite of products such as IBM Websphere, which is more fully discussed in Item 1 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2006. In addition, the Company frequently sells and provides services on a stand alone basis similar to those provided in arrangements that include the sale of third party software. Services sold on a stand-alone basis are evaluated for revenue recognition using SAB 104.

The Company’s software revenue streams, their relative size, and the prevailing accounting literature is presented below and discussed in the subsequent paragraphs:

	Revenue Stream	Applicable literature	FY 2006 Size ($,000's)
A)	Software sales - stand alone basis	SOP 97-2	$5,900

B)	Software sales - resold to services customers	SOP 97-2, EITF 00-21	8,535

	FY 2006 Software Revenues		$14,435
	FY 2006 Total Revenues		$160,926

Summary of Software Revenue Streams

A)
Software sales - stand alone basis - This represents the situations in which we sell third party software to a customer on a stand alone basis. In these instances, we are not engaged to utilize the customer’s software tool to build applications. These sales include initial or renewal software licenses. These licenses typically include the manufacturer’s maintenance contract, which provides for version updates for the initial or renewal period.

B)
Software sales - sold to services customers - This represents situations in which we sell third party software to a customer with certain agreed upon services to either install the software or utilize the customer’s software tool to build applications. These sales include initial software licenses and renewals, which typically include the manufacturer’s maintenance contract. We further advise that based on our analysis of the larger arrangements in 2006 where software and related services were sold to clients, the average ratio of the revenue for the software to those services was approximately 1 to 1. While our services are not essential to the functionality of the software we sold, it is typical for us to use the software foundation to build applications that meet our customer’s strategic business needs.

When the Company enters into multiple-element arrangements, the various elements include (1) third party software, (2) the ability for the customer to receive patches or updates from the software provider (i.e. maintenance) and (3) our services (i.e. technical staff augmentation). The Company evaluates these arrangements pursuant to the criteria of SOP 97-2, including evidence of an agreement, physical delivery of the software, fixed and determinable fees and collectibility, and the existence of VSOE, as well as its impact on the separation of the components of the arrangement. In addition, we consider the other SOP 97-2 criteria, including whether the undelivered services are essential to the functionality of the software. (As described below in our response to Comment # 6, the undelivered services are not essential to the functionality of the software.)

In evaluating fair value of the components contained in these arrangements, the Company considers whether there is VSOE for each of the components. As discussed above, the Company sells software licenses and services on a stand alone basis that are similar to those sold in multiple-element arrangements. Accordingly, the Company verifies the fair value of services by comparing the rates charged for the services in the multiple-element arrangement to the rates charged when those similar services are sold on a stand alone basis. Additionally, we follow the provisions of SOP 97-2 when accounting for the sale of software licenses and maintenance agreements.

In the future, we will revise our disclosure regarding the use of EITF 00-21, SAB 104, and SOP 97-2 in addressing multiple-element arrangements.

Comment

6.
Tell us whether your multiple-element arrangements that include software require significant production, modification or customization of that software or whether your services are essential to the functionality of other elements in the arrangement. Refer to paragraphs 7 and 65 of SOP 97-2 and explain how you applied this guidance.

Response

The Company sells third party vendor software. Accordingly, in evaluating whether the services associated with the Company’s multiple-element arrangements require significant production, modification or customization of the software sold or whether the services are essential to the functionality of the software in the arrangement, the Company considered the guidance set forth in SOP 97-2, paragraphs 68-71.

The software being sold to our customers is primarily off-the-shelf software. In addition, the software does not require significant changes in the underlying code and can be used by the customers for the customer’s purposes upon installation without significant alterations to the features and functionality of the software. Furthermore, the Company does not have to build complex interfaces for the software to be functional in the customer’s environment. Much of the software sold is available for download directly from the vendor’s websites. When the Company delivers or provides access to the software to the customer, payment is due from the customer under the Company’s normal payment terms (generally 30 days) and is not contingent upon performance of the services; there are no milestones or customer-specific acceptance criteria associated with the software sold.

Typically the service component of these multiple-element arrangements consists of the Company building applications in order to meet its customer’s various business strategy needs, such as business to business or business to customer e-commerce sites. These services are performed on top of the software foundation already delivered to the customer. The installation of that software may have been performed by the customer or another third party. On occasion, we will provide the implementation and installation of the software, which is generally completed in 40 to 200 hours. However, on numerous occasions the implementation and installation are performed by our competitors, the software vendor, or the customer itself.

Accordingly, there are a number of other vendors who provide the full spectrum of services we offer and sell under these multiple-element arrangements. Furthermore, we are an experienced provider in these transactions because we are strategic partners with many of the third party software vendors and have the expertise in providing business application solutions on top of the software foundation. When we implement the software for our customers it typically consists of planning, loading of the software, training of customer personnel, data conversion, building simple interfaces and documentation of the procedures and does not consist of significant production, modification or customization. Finally, when we work with our customers, there are generally customer personnel dedicated to participate on the projects and on some occasions we are only providing staff augmentation to assist the customer’s overall efforts.

When considering the nature of the software and services being provided and the relevant literature in SOP 97-2, the Company believes the services provided are not essential to the functionality of the software sold and have determined that the software and services in these multiple-element arrangements are separable and accounted for in such manner.

Form 8-K filed February 22, 2007

Comment

7.
We believe that the inclusion of EBITDA within your statements of operations prepared in accordance with generally accepted accounting principles may create the unwarranted impression to investors that the EBITDA information is also prepared in accordance with GAAP regardless of the accompanying footnote. In future filings please remove this EBITDA information from the statements of operations and disclose it separately or explain to us why its retention is justified in light of this concern.

Response

Beginning with the financial results for the three months ended March 31, 2007 as included in our Press Release issued on May 10, 2007, we have excluded EBITDA from the statement of operations. We have also added further disclosure describing our non-GAAP financial measures and have included a supplementary table in the Press Release showing the reconciliation of GAAP net income to EBITDA, and then the reconciliation of EBITDA to net cash flows used in operating activities. While we believe that EBITDA is useful to investors because it excludes certain non-operating charges and because management uses this measure to evaluate the business and make operating decisions, we will be mindful of the appropriate disclosure and discussion of non-GAAP measures in the future. See response to comment 9 for the disclosures included in our May 10, 2007 press release.

Comment

8.
We note that you present cash earnings per share (CEPS). This measure appears to be intended to provide readers with a liquidity measure on a per share basis. Please explain to us how you considered the Division of Corporation Finance’s Frequently Asked Questions Regarding Use of Non-GAAP Financial Measures (FAQ), Question 11.

Response

In consideration of Answer 11 to the FAQ, Question 11 referred to above, we believe that cash earnings per share (“CEPS”) is a useful operating measure and is a primary driver of long-term per share value. We view CEPS as an important indicator of performance that helps investors gain a meaningful understanding of our core operating results, consistent with the manner in which management measures and forecasts the Company's performance. CEPS is used by our analysts and our Board of Directors to measure our operating performance, and is used by management to calculate employee bonuses. In accordance with Answer 11 to the FAQ, Question 11 referred to above, we have historically included a disclosure in the Press Release to address how CEPS is used by management and why it is a useful measure for investors. We have also historically provided a reconciliation of GAAP net income per share to CEPS. Beginning with the Press Release containing our financial results for the three months ended March 31, 2007, we have added further disclosure describing our non-GAAP measures and have changed the name of this operating measure to “Non-GAAP income per share.” We have also included a table in the Press Release reconciling GAAP income per share to Non-GAAP income per share. See response to comment 9 for the disclosures included in our May 10, 2007 press release.

Comment

9.	We note that your non-GAAP adjustments appear to eliminate recurring items and additional disclosures regarding the following appear necessary:

•	The manner in which you use each non-GAAP measure to conduct or evaluate your business;
•	The economic substance behind your decision to use each measure;
•	The material limitations associated with use of each non-GAAP measure as compared to the use of the most directly comparable GAAP measure;
•	The manner in which you compensate for these limitations when using the non-GAAP measures; and
•	The substantive reasons why you believe the non-GAAP measures provide useful information to investors.

Tell us in detail, how you intend to address these matters in future filings. As part of your response, consider providing us with proposed disclosures. Refer to Question 8 of the FAQ.

Response

As discussed in the responses to comments 7 and 8 above, the Company views its non-GAAP financial measures as useful operating measures that provide investors with the same amounts that management is using to evaluate the business. Beginning with the Press Release containing our financial results for the three months ended March 31, 2007, we have added further disclosure describing our non-GAAP measures, addressing each of the points mentioned in FAQ Question 8. The disclosure included in our Press Release was the following:

“About Non-GAAP Financial Measures

Perficient, Inc. (“Perficient”) provides non-GAAP measures for EBITDA, net income and net income per share data as supplemental information regarding Perficient’s business performance. Perficient believes that these non-GAAP financial measures are useful to investors because they exclude non-operating charges. Perficient’s management excludes these non-operating charges when it internally evaluates the performance of Perficient’s business and makes operating decisions, including internal budgeting, performance measurement and the calculation of bonuses and discretionary compensation, because these measures provide a consistent method of comparison to historical periods. Moreover, management believes these non-GAAP measures reflect the essential revenue generation activities of Perficient. Accordingly, management excludes stock-based compensation related to employee stock options and restricted stock awards, the amortization of purchased intangible assets, and income tax effects of the foregoing, when making operational decisions.

Perficient believes that providing the non-GAAP measures that management uses to its investors is useful to investors for a number of reasons. The non-GAAP measures provide a consistent basis for investors to understand Perficient’s financial performance on a trended basis across historical periods. In addition, it allows investors to evaluate Perficient’s performance using the same methodology and information as that used by Perficient’s management.

Non-GAAP measures are subject to material limitations as these measures are not in accordance with, or a substitute for, GAAP and thus Perficient’s definition may be different from similar non-GAAP measures used by other companies and/or analysts. However, Perficient management compensates for these limitations by providing the relevant disclosure of the items excluded in the calculation of non-GAAP EBITDA, non-GAAP net income and non-GAAP net income per share. In addition, some items that are excluded from non-GAAP net income and non-GAAP earnings per share can have a material impact on cash flows and stock compensation charges can have a significant impact on earnings. Management compensates for these limitations by evaluating the non-GAAP measure together with the most directly comparable GAAP measure. Perficient has historically provided non-GAAP measures to the investment community as a supplement to its GAAP results, to enable investors to evaluate Perficient’s business performance in the way that management does.

The non-GAAP adjustments, and the basis for excluding them, are outlined below:

Stock-based Compensation

Perficient incurs stock-based compensation expense under SFAS 123(R). Perficient excludes this item for the purposes of calculating non-GAAP EBITDA, non-GAAP net income and non-GAAP net income per share because it is a non-cash expense that Perficient believes is not reflective of its business performance. The nature of the stock-based compensation expense also makes it very difficult to estimate prospectively, since the expense will vary with changes in the stock price and market conditions at the time of new grants, varying valuation methodologies, subjective assumptions and different award types, making the comparison of current results with forward looking guidance potentially difficult for investors to interpret. The tax effects of stock-based compensation expenses may also vary significantly from period to period, without any change in underlying operational performance, thereby obscuring the underlying profitability of operations relative to prior periods (including prior periods following the adoption of SFAS 123(R)). The exclusion of stock-based compensation from the non-GAAP measures also allows a consistent comparison of Perficient’s relative historical financial performance, since the method for accounting for stock-based compensation changed at the beginning of fiscal 2006 when Perficient adopted SFAS 123(R). Finally, Perficient believes that non-GAAP measures of profitability that exclude stock-based compensation are widely used by analysts and investors.

Amortization of Intangible Assets

Perficient has incurred amortization of intangible assets, included in its GAAP financial statements, related to various acquisitions Perficient has made. Management excludes these items, for the purposes of calculating non-GAAP EBITDA income, non-GAAP net income and non-GAAP net income per share. Perficient believes that eliminating this expense from its non-GAAP measures is useful to investors, because the amortization of intangible assets can be inconsistent in amount and frequency and is significantly impacted by the timing and magnitude of Perficient’s acquisition transactions, which also vary substantially in frequency from period to period.”

Comment

10.	Please amend the Form 10-K to present Item 8 in its entirety as required by Rule 12b-15.

Response

We understand that the entire Item 8 should have been filed with our Form 10-K/A No. 1 in accordance with Rule 12b-15. However, the entire Item 8 was filed with the original Form 10-K with only the exception of the conformed signature of BDO Seidman LLP on their audit report. No information in Item 8, except for the addition of the external audit firm’s conformed signature on their report, was altered and therefore only the audit report itself was filed with the 10-K/A No. 1. Due to our change in external audit firm subsequent to the filing of our Form 10-K, we would incur significant costs to amend the 10-K again for inclusion of the entire Item 8. We believe that investors have all of the information material to an understanding of Item 8 in one filing and do not need to refer to two different filings. Therefore, we respectfully request that you reconsider this request to amend the Form 10-K to present Item 8 in its entirety. We will fully comply with the requirements of Rule 12b-15 for any and all future amendments to filed documents.

Sincerely,

/s/ Paul E. Martin

Paul E. Martin
Chief Financial Officer